October 11, 2013

Robert Errett, Esq. Special Counsel Division of Corporation Finance Office of Structured Finance United States Securities and Exchange Commission Mail Stop 3628 100 F Street, N.E. Washington, DC 20549

Re:	Guggenheim Life & Annuity Company
Form ABS-15G for the Reporting Period of January 1, 2012 to March 31, 2012
Filed May 14, 2012
File No. 025-00983

Dear Mr. Errett:

We are counsel to Guggenheim Life & Annuity Company (“Guggenheim”).  We have reviewed your letter to Deutsche Mortgage & Asset Receiving Corporation, dated September 16, 2013 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to, among other filings, Form ABS-15G of Guggenheim Life & Annuity Company, filed on July 31, 2013.  We have discussed the comments indicated in the Comment Letter with the Staff and with various representatives of Guggenheim, and Guggenheim’s response is set forth below.

For your convenience, the comment from the Comment Letter is repeated in italics below, followed by Guggenheim’s response.

Form ABS-15G of Guggenheim Life & Annuity Company

We note that Guggenheim Life & Annuity Company (“Guggenheim”) filed a Form ABS-15G on July 31, 2013. We note, however, that Guggenheim did not provide an affirmative statement that the Form ABS-15G contains all required information. Please file an amended Form ABS-15G to include an affirmative statement that the Form ABS-15G contains all required information.

Patrick T. Quinn    Tel +1 212 504 6067    Fax +1 212 504 6666    pat.quinn@cwt.com

Robert Errett
October 11, 2013

Guggenheim wishes to confirm to you that its recent filing on Form ABS-15G included all information in its possession or in the possession of any affiliate that is required to have been reported under Rule 15Ga-1 and Form ABS-15G.

Guggenheim wishes to further advise you that it tracks all activity related to repurchase requests, asset repurchases, asset replacement and the initiation of disputes regarding repurchase requests or rejection or withdrawal of repurchase requests involving Guggenheim for purposes of future disclosure and reporting. In addition, all CMBS transactions in which Guggenheim has engaged since January 1, 2011 contain contractual obligations on third parties requiring such parties to deliver to Guggenheim for the purposes of its reporting and disclosure obligations, any information related to any request or demand, whether oral or written, that a pool asset be repurchased or replaced, whether arising from a material breach or material document defect or other breach of a representation or warranty.

Per conversations with the Staff, we understand that it is not necessary for us to file an amended Form ABS-15G.

Guggenheim hopes the Staff will find the above responses responsive to its comments.  If you have questions concerning the foregoing, please contact the undersigned.

Sincerely,

By:	/s/ Patrick T. Quinn
Patrick T. Quinn

cc.           Hughes Bates, Esq.
Prashant Arulraj, Esq.